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Governor Phillip Tower
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Australia

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www.kwm.com

13 December 2021

To   Macquarie Bank Limited
50 Martin Place
Sydney NSW 2000
Australia

Application to the United States Securities and Exchange Commission for Security-Based Swap Dealer Registration by Macquarie Bank Limited

Clarification regarding confidentiality of opinion dated 13 December 2021

King and Wood Mallesons provided an opinion to Macquarie Bank Limited (**MBL**) dated 13 December 2021 in connection with MBL's application to the Securities and Exchange Commission of the United States (**Commission**) for registration as a security-based swap dealer (**SBSD**) under section 15F of the Securities Exchange Act of 1934.

The initial version of our opinion contained a pro-forma statement at the end of the document that "[t]his communication and any attachments are confidential and may be privileged". It was not our intention that this statement should restrict the Commission's entitlement to publish or disclose it, or to refer to and rely on the opinion in connection with MBL's SBSD registration application.

To clarify the position, we subsequently issued a second version of the opinion without the pro-forma statement at the end of the document.

Yours sincerely

King & Wood Mallesons

King & Wood Mallesons